Exhibit 99.1
Gold Fields Limited
Reg. No. 1968/004880/06)
Incorporated in the Republic of South Africa)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
(“Gold Fields” or the “Company” or the “Group”)

APPOINTMENT OF MR. ALEX DALL AS THE CHIEF FINANCIAL OFFICER (CFO) AND AN EXECUTIVE DIRECTOR OF THE COMPANY

Shareholders are referred to the announcement released on the JSE Stock Exchange News Service on 26 August 2024 (the “Announcement”) in which the Board of Directors of Gold Fields (the “Board”) announced the appointment of Mr. Phillip Anthony Murnane as CFO and an Executive Director of the Company. At the time of the Announcement, the Company was finalising Mr. Murnane’s commencement date, which was expected to be in early 2025.

Mr. Murnane has confirmed that, due to personal reasons, he is unfortunately unable to join the Company.

The Board is pleased to announce the appointment of Mr. Alex Dall as the permanent CFO and an Executive Director of the Company effective from 1 March 2025.

Mr. Dall has been serving as interim CFO since the retirement of Mr. Paul Schmidt in April 2024. During this period, he has demonstrated strong and visible leadership, strategic and financial acumen and a deep commitment to the success of the Company, making valuable contributions to Gold Fields’ executive team and the global business. As interim CFO, he successfully delivered the financial results for the six months ended 30 June 2024, secured debt financing for the acquisition of Osisko Mining (which was announced on 12 August 2024) and led the transition of the Finance function as part of the organisational restructure undertaken by the Company in 2024. In recent years, Mr. Dall has been pivotal in structuring, negotiating, and executing group funding strategies, providing strategic oversight on M&A transactions, and driving corporate financial, tax and capital efficiency initiatives.

Mr. Dall is a qualified Chartered Accountant South Africa having obtained his Bachelor of Business Science and Post Graduate Diploma in Accounting from the University of Cape Town. He joined the Company in 2014, focusing on SOX and technical accounting work in the Finance function and was promoted to Vice President Corporate Finance in 2022, responsible for the funding requirements of the Group. Prior to Gold Fields, Mr. Dall worked at KPMG, where he completed his articles in the energy and natural resources department.

Gold Fields Chief Executive Officer, Mr. Mike Fraser, said, “On behalf of the Company, I would like to congratulate Alex on his well-deserved appointment as CFO. The leadership he has shown while in the interim CFO role and the strong contributions he has made as a member of our Executive Committee during this time, give me confidence that he will be invaluable as we continue to improve our safety, operational and financial performance, strengthen our financial position and grow the Company. I wish Alex every success in the role.”

Chairman of the Board, Mr. Yunus Suleman said, “On behalf of the Board I would like congratulate Alex on his appointment and welcome him to the Board. With his deep understanding of the Gold Fields business and solid financial and strategic proficiency, I look forward to Alex’s contributions in the role of CFO.”

ENDS

7 February 2025

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd
For investor enquiries contact:

Jongisa Magagula
Tel: +27 11 562 9775
Mobile: +27 67 419 9503
Email: Jongisa.Magagula@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email: Thomas.Mengel@goldfields.com

For media enquiries contact:

Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
Email: Sven.Lunsche@goldfields.com